Exhibit 99.1

iQIYI Announces First Quarter 2026 Financial Results

BEIJING, CHINA, May 18, 2026 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Total revenues were RMB6.23 billion (US$902.5 million1), decreasing 13% year over year.

•	Operating loss was RMB228.4 million (US$33.1 million) and operating loss margin was 4%, compared to operating income of RMB341.9 million and operating income margin of 5% in the same period in 2025.

•

Non-GAAP operating loss[2] was RMB148.6 million (US$21.5 million) and non-GAAP operating loss margin was 2%, compared to non-GAAP operating income of RMB458.5 million and non-GAAP operating income margin of 6% in the same period in 2025.

•	Net loss attributable to iQIYI was RMB294.6 million (US$42.7 million), compared to net income attributable to iQIYI of RMB182.1 million in the same period in 2025.

•	Non-GAAP net loss attributable to iQIYI[2] was RMB234.4 million (US$34.0 million), compared to non-GAAP net income attributable to iQIYI of RMB304.4 million in the same period in 2025.

“We are reinforcing our core strengths, unlocking new growth drivers, and building for the long term. In the first quarter, our hit drama lineup drove sequential membership revenue growth and cemented our leadership in domestic viewership market share, according to Enlightent. Meanwhile, our overseas business sustained its robust growth momentum, achieving record membership revenue this quarter,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Looking ahead, we are leveraging AI to reduce content production costs, accelerate production cycles, and expand our content ecosystem.”

“In March, we announced a proposed listing on the Main Board of the Hong Kong Stock Exchange, and our first share repurchase program, demonstrating our commitment to delivering shareholder value,” commented Ms. Ying Zeng, Interim Chief Financial Officer of iQIYI.

First Quarter 2026 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB
Total revenues	7,186,469	6,794,198	6,225,775
Operating income/(loss)	341,897	55,395	(228,433)
Operating income/(loss) (non-GAAP)	458,535	143,515	(148,599)
Net income/(loss) attributable to iQIYI, Inc.	182,145	(5,816)	(294,581)
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	304,420	109,668	(234,352)
Diluted net income/(loss) per ADS	0.19	(0.01)	(0.31)
Diluted net income/(loss) per ADS (non-GAAP)[2]	0.31	0.11	(0.24)

Footnotes:
[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.8980 as of March 31, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

First Quarter 2026 Financial Results

Total revenues reached RMB6.23 billion (US$902.5 million), decreasing 13% year over year.

Membership services revenue was RMB4.20 billion (US$608.8 million), decreasing 5% year over year, primarily due to a lighter content slate compared to the same period last year.

Online advertising services revenue was RMB1.24 billion (US$179.9 million), decreasing 7% year over year, as some advertisers adjusted their advertising and promotion strategies in response to macro pressures.

Content distribution revenue was RMB358.7 million (US$52.0 million), decreasing 43% year over year, primarily due to the decrease in barter transactions.

Other revenues were RMB426.7 million (US$61.9 million), decreasing 49% year over year, primarily due to the alteration of certain business cooperation arrangement.

Cost of revenues was RMB5.23 billion (US$758.7 million), decreasing 3% year over year. Content costs as a component of cost of revenues were RMB3.74 billion (US$542.8 million), decreasing 1% year over year.

Selling, general and administrative expenses were RMB816.5 million (US$118.4 million), decreasing 20% year over year. The decrease was primarily attributable to disciplined marketing spending.

Research and development expenses were RMB404.2 million (US$58.6 million), decreasing 2% year over year.

Operating loss was RMB228.4 million (US$33.1 million), compared to operating income of RMB341.9 million in the same period in 2025. Operating loss margin was 4%, compared to operating income margin of 5% in the same period in 2025.

Non-GAAP operating loss was RMB148.6 million (US$21.5 million), compared to non-GAAP operating income of RMB458.5 million in the same period in 2025. Non-GAAP operating loss margin was 2%, compared to non-GAAP operating income margin of 6% in the same period in 2025.

Total other expense was RMB28.0 million (US$4.1 million), decreasing 76% year over year, primarily due to gain from foreign exchange and decrease in interest expense.

Loss before income taxes was RMB256.4 million (US$37.2 million), compared to income before income taxes of RMB227.2 million in the same period in 2025.

Income tax expense was RMB37.2 million (US$5.4 million), compared to income tax expense of RMB41.6 million in the same period in 2025.

Net loss attributable to iQIYI was RMB294.6 million (US$42.7 million), compared to net income attributable to iQIYI of RMB182.1 million in the same period in 2025. Diluted net loss attributable to iQIYI per ADS was RMB0.31 (US$0.04) for the first quarter of 2026, compared to diluted net income attributable to iQIYI per ADS of RMB0.19 in the same period of 2025.

Non-GAAP net loss attributable to iQIYI was RMB234.4 million (US$34.0 million), compared to non-GAAP net income attributable to iQIYI of RMB304.4 million in the same period in 2025. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB0.24 (US$0.04), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.31 in the same period of 2025.

Net cash provided by operating activities was RMB186.4 million (US$27.0 million), compared to net cash provided by operating activities of RMB339.0 million in the same period of 2025. Free cash flow was RMB109.8 million (US$15.9 million), compared to free cash flow of RMB307.7 million in the same period of 2025.

As of March 31, 2026, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB3.99 billion (US$578.4 million). In addition, as of the same date, the Company had an aggregate loan of US$636.6 million to PAG, classified as a non-current asset under prepayments and other assets.

Repurchase of 6.50% Convertible Senior Notes due 2028

In March 2026, the Company completed the repurchase right offer for its 6.50% convertible senior notes due 2028 (the “2028 Notes”). An aggregate principal amount of US$207.8 million of the 2028 Notes were validly surrendered and repurchased with the same amount. Following settlement of the repurchase, US$259,000 aggregate principal amount of the 2028 Notes remains outstanding and continues to be subject to the existing terms of the Indenture and the 2028 Notes.

As of March 31, 2026, US$0.1 million principal amount of the 2026 Notes, US$522.5 million principal amount of the PAG Notes, US$0.3 million principal amount of the 2028 Notes, and US$350.0 million principal amount of the 2030 Notes remained outstanding.

Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$100 million adopted in March 2026 and effective through September 2027, as of the date of this earnings release, the Company has repurchased a total of approximately 6.5 million ADSs for a total cost of US$8.0 million.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 18, 2026, U.S. Eastern Time (7:00 PM on May 18, 2026, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10054471-y7rp1m.html

It will automatically direct you to the registration page of “iQIYI First Quarter 2026 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through May 25, 2026.

Dial-in numbers for the replay are as follows:

International Dial-in +1 855 883 1031

Passcode: 10054471

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income/(loss), non-GAAP operating income/(loss) margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues:
Membership services	4,399,010	4,105,859	4,199,761
Online advertising services	1,327,827	1,352,811	1,240,611
Content distribution	628,743	787,669	358,749
Others	830,889	547,859	426,654

Total revenues	7,186,469	6,794,198	6,225,775

Operating costs and expenses:
Cost of revenues	(5,406,341)	(5,376,079)	(5,233,486)
Selling, general and administrative	(1,025,742)	(946,184)	(816,530)
Research and development	(412,489)	(416,540)	(404,192)

Total operating costs and expenses	(6,844,572)	(6,738,803)	(6,454,208)

Operating income/(loss)	341,897	55,395	(228,433)

Other income/(expense):
Interest income	78,756	84,499	80,459
Interest expense	(233,429)	(220,278)	(213,951)
Foreign exchange gain, net	41,889	65,115	89,066
Share of gains/(losses) from equity method investments	(3,617)	18	(1,464)
Others, net	1,724	43,491	17,936

Total other expense, net	(114,677)	(27,155)	(27,954)

Income/(loss) before income taxes	227,220	28,240	(256,387)

Income tax expense	(41,590)	(35,757)	(37,161)

Net income/(loss)	185,630	(7,517)	(293,548)

Less: Net income attributable to noncontrolling interests	3,485	(1,701)	1,033

Net income/(loss) attributable to iQIYI, Inc.	182,145	(5,816)	(294,581)

Net income/(loss) attributable to ordinary shareholders	182,145	(5,816)	(294,581)

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.03	(0.00)	(0.04)
Diluted	0.03	(0.00)	(0.04)
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.19	(0.01)	(0.31)
Diluted	0.19	(0.01)	(0.31)
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,740,810,595	6,753,258,796	6,756,463,437
Diluted	6,780,303,294	6,753,258,796	6,756,463,437

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2025	March 31, 2026
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,354,275	2,941,129
Restricted cash	23,123	379,928
Short-term investments	314,819	668,710
Accounts receivable, net	2,522,668	2,560,064
Prepayments and other assets	2,406,222	2,354,731
Amounts due from related parties	221,681	205,000
Licensed copyrights, net	447,507	613,868

Total current assets	10,290,295	9,723,430

Non-current assets:
Fixed assets, net	903,427	896,350
Long-term investments	1,773,309	1,789,985
Deferred tax assets, net	20,773	17,323
Licensed copyrights, net	5,962,954	6,139,134
Intangible assets, net	217,085	225,868
Produced content, net	14,578,037	14,580,537
Prepayments and other assets	8,458,312	8,378,389
Operating lease assets	489,720	483,737
Goodwill	3,820,823	3,820,823
Amounts due from related parties	167,000	119,000

Total non-current assets	36,391,440	36,451,146

Total assets	46,681,735	46,174,576

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,652,432	7,292,405
Amounts due to related parties	3,717,283	3,733,236
Customer advances and deferred revenue	4,160,459	4,330,435
Convertible senior notes, current portion	1,459,151	1,085
Short-term loans	2,493,100	2,335,598
Long-term loans, current portion	738,391	1,142,966
Operating lease liabilities, current portion	84,174	83,565
Accrued expenses and other liabilities	2,762,317	2,678,198

Total current liabilities	22,067,307	21,597,488

Non-current liabilities:
Long-term loans	3,368,876	3,658,848
Convertible senior notes	6,711,948	6,671,382
Amounts due to related parties	38,192	32,863
Operating lease liabilities	340,256	328,005
Other non-current liabilities	846,230	863,223

Total non-current liabilities	11,305,502	11,554,321

Total liabilities	33,372,809	33,151,809

Shareholders’ equity:
Class A ordinary shares	239	240
Class B ordinary shares	193	193
Additional paid-in capital	56,026,232	56,107,367
Accumulated deficit	(44,015,680)	(44,310,261)
Accumulated other comprehensive income	1,305,542	1,271,379
Non-controlling interests	(7,600)	(46,151)

Total shareholders’ equity	13,308,926	13,022,767

Total liabilities and shareholders’ equity	46,681,735	46,174,576

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)

Net cash provided by operating activities	338,950	47,163	186,448
Net cash used for investing activities (1,2)	(30,136)	(947,000)	(274,759)
Net cash provided by/(used for) financing activities	860,477	518,404	(933,140)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,232)	(10,206)	(34,896)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,168,059	(391,639)	(1,056,347)

Cash, cash equivalents and restricted cash at the beginning of the period	3,590,331	4,769,377	4,377,738
Cash, cash equivalents and restricted cash at the end of the period	4,758,390	4,377,738	3,321,391

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,320,028	4,354,275	2,941,129
Restricted cash	1,899	23,123	379,928
Long-term restricted cash	436,463	340	334

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	4,758,390	4,377,738	3,321,391

Net cash provided by operating activities	338,950	47,163	186,448
Less: Capital expenditures (2)	(31,252)	(20,413)	(76,698)

Free cash flow	307,698	26,750	109,750

(1)

Net cash used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB
Operating income/(loss)	341,897	55,395	(228,433)
Add: Share-based compensation expenses	115,105	86,587	78,301
Add: Amortization of intangible assets(1)	1,533	1,533	1,533

Operating income/(loss) (non-GAAP)	458,535	143,515	(148,599)

Net income/(loss) attributable to iQIYI, Inc.	182,145	(5,816)	(294,581)
Add: Share-based compensation expenses	115,105	86,587	78,301
Add: Amortization of intangible assets(1)	1,533	1,533	1,533
Add: Impairment of long-term investments	2,000	9,990	9,009
Add: Fair value loss/(gain) of long-term investments	(1,740)	17,374	(28,614)
Add: Reconciling items on equity method investments(2)	5,377	—	—

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	304,420	109,668	(234,352)

Diluted net income/(loss) per ADS	0.19	(0.01)	(0.31)
Add: Non-GAAP adjustments to earnings per ADS	0.12	0.12	0.07

Diluted net income/(loss) per ADS (non-GAAP)	0.31	0.11	(0.24)

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.